THE ZIEGLER COMPANIES, INC.
                                 1997 ANNUAL REPORT
Table of Contents
Financial Summary
Letter to Shareholders
Results of Restructuring
Consolidated Financial Statements
Directors and Executive Officers
Investor Information
Financial Summary

                                                           For the Years Ended
                                                              December 31,
                                                           1997            1996
Total Revenues                                          $59,694,000   $49,317,000
Income from Continuing Operations
 Before Income Taxes                                        555,000     4,785,000
Income from Continuing Operations                           354,000     2,975,000
Income from Discontinued Operations                               -       670,000
Net Income                                                  354,000     3,645,000
Per Share
 Basic earnings per share from
  continuing operations                                       $ .15         $1.25
 Basic earnings per share from
  discontinued operations                                         -         $ .28
 Basic earnings                                               $ .15         $1.53
 Dividends Declared                                           $ .82         $ .82
 Average common shares outstanding                        2,387,713     2,377,138

Corporate Creed
We believe in the American free enterprise system. We shall consistently treat our clients, employees, shareholders and community with honesty, dignity, fairness and respect. We will conduct our business with the highest ethical standards.
Letter to Shareholders
To Our Shareholders:
In 1997, The Ziegler Companies, Inc. made some great strides in positioning the Company for future profitability. It was also a year of difficult financial performance, due primarily to two non-recurring events. These results have caused us to make some tough and important decisions and refocus our efforts, as I will discuss later in this letter.
For the year ended December 31, 1997, total revenue and net income from continuing operations were $59,694,000 and $354,000, respectively, compared to $49,317,000 and $2,975,000 in 1996. Basic earnings per share from continuing operations in 1997 were 15 cents versus $1.25 in the period a year ago. The substantial earnings decline for 1997 was largely a function of two previously announced non-recurring write-offs. During the first quarter of 1997, we announced an after-tax write-off of $840,000 resulting from the settlement of a class action litigation related to a 1989 bond underwriting. In the third quarter of 1997, we took a one-time after-tax write-off of $1,350,000 related to the uncertainty of collection of obligations due Ziegler from a third party.
1997 marked the 46th consecutive year that dividends have been declared on your Company's common shares. Cash dividends declared in 1997 were 82 cents per share, the same as in 1996. Included in 1997's declared dividend was a 30 cent extra dividend declared in the fourth quarter. The declaration of dividends in an amount substantially greater than the net earnings in 1997 was, in part, to provide a better return to the shareholders. This dividend rate, relative to net earnings, also recognizes the strong capital position of the Company. The combination of stock appreciation and dividends in 1997 provided shareholders a return of 24.6%. Our goal is to provide most of our shareholders' return in stock appreciation, not through dividend payout.
This is also consistent with the philosophy previously expressed by your management and directors, whereby a high payout of earnings will be considered until a higher return on shareholders' equity is achieved.
During 1997, your Company repurchased 98,560 shares at an average price that was less than book value. In October, your Board authorized the repurchase of 200,000 shares.
1997 was yet another record year of earnings on Wall Street. We recognize that the robust equity markets were a major driver of that profitability.
We have taken a number of actions to shift more of our revenue mix toward equity businesses and we will continue the efforts of the past two years to not only reposition individual operating divisions and subsidiaries, but the Company as a whole in order to achieve higher shareholder equity returns.
In that regard, the following significant actions have been or are being implemented to reposition the Company and sharpen our focus, as well as redeploy our capital in the securities business:
     - On July 1, 1997, we acquired Glaisner, Schilffarth, Grande & Schnoll, Ltd. and its broker-dealer and investment advisory subsidiary, GS2 Securities, Inc. This Milwaukee-based firm is a strategic acquisition that brings with it much-needed core competency in institutional equity sales, trading and research. Further, its investment management and advisory business manages over a billion dollars in assets and complements our existing investment advisor, Ziegler Asset Management, Inc.
     - During the third quarter we announced that in 1998 we would outsource our brokerage clearing function to Pershing, a division of Donaldson, Lufkin & Jenrette Securities Corp. This decision brings with it "Year 2000" compliance, new products and services for our Retail Division, state-of-the-art technology and the ability for us to focus on the front-end of the business. Our goal is to effect a conversion in mid-May of 1998. Regrettably, this decision will reduce employment in West Bend by approximately fifty employees.
     - We made substantial progress in building our institutional fixed income sales and trading capability by successfully recruiting professionals into our existing offices in Milwaukee, Chicago, New York, and St. Petersburg, Florida, in both the taxable and tax-exempt arenas. While this capability will enhance our already strong original issue distribution of our underwritings, it will significantly improve our secondary market sales and trading, as well as provide more fixed income product on a regular basis to our Retail Division.
     - While we have been and will continue to be a premier underwriter of fixed income securities for the not-for-profit health care industry, we are broadening our health care practice significantly at Ziegler Securities Division. In 1997 we increased our merger and acquisition engagements, completed 79 structured finance transactions for our health care and senior living clients and began principal investing in assisted living projects. The net effect of this has been to diversify our revenue mix in our health care investment banking practice.
     - Finally, we recently reorganized all of our financial services into two operating divisions. Don Carlson will continue to head-up the Ziegler Securities Division which will have responsibility for capital formation, investment banking and institutional fixed income sales and trading. All of our money management services, institutional equity sales, trading and research, and the Retail Division will report to Dick Glaisner, who will head the new Ziegler Investment Division of B.C. Ziegler and Company. The primary objective of this reorganization is to consolidate and simplify our organizational structure, and bring together our financial services businesses so that they work more closely and effectively together. You'll see commentary from Mr. Carlson and Mr. Glaisner on pages 6 and 7 of this report.
The following is a brief summary of the results of your major operating subsidiaries:
     B. C. Ziegler and Company (BCZCO)
     BCZCO's operating income declined in 1997 relative to 1996, primarily as a result of the non-recurring write-off associated with the previously mentioned class-action lawsuit settlement.
     -- Ziegler Securities Division (ZSD) had a break-out year with revenues increasing 45%. However, operating income was up substantially less than revenue due to heavy investment in technology, people and offices. The Senior Living Finance Group of ZSD posted another stellar year by completing 41 financings totalling $715,000,000, maintaining its undisputed national leadership in senior living financing. ZSD maintained its national ranking in total health care financing, and more importantly, it further broadened its services beyond underwriting. ZSD continued to increase revenues from financial advisory, principal investing, secondary market trading, and structured finance products for its not-for-profit and for-profit clients.
     -- The Retail Division experienced a decline in profitability due primarily to strong institutional demand and pricing for our underwritings, reducing supply to our retail investors. Our strongest retail product in 1997 was mutual funds, as we sold a record $100,000,000 to our retail clients. A large majority of these were equity funds. For the first time, retail gross revenues from non-underwritten product exceeded revenues from our own underwritings, which achieved an important strategic goal for the division.
     -- The Church & School Finance Division held their own in 1997 in the face of stiff competition from commercial banks. The group completed 18 financings for nearly $60,000,000. With historically low interest rates, more institutions are realizing the benefits of Ziegler's long-term financing program.
     -- Principal Preservation Portfolios, Inc., our family of mutual funds, had a great year of sales and investment performance. Net sales, after redemptions, tripled from 1996, bringing total assets to $470,000,000 at year-end, up from $386,000,000 at year-end
            1996. We are encouraged by the balance of sales of Principal Preservation mutual fund shares between BCZCO investment brokers and outside broker-dealers.
     -- Our independent insurance agency posted substantially increased profits. This was very encouraging in a soft insurance market where many independent agencies are struggling.
     -- GS2 Securities, Inc. enjoyed a profitable first six months with the Ziegler Companies. Institutional sales and research continued to enjoy the strong underwriting markets providing research on companies entering the public arena and their merger and acquisition calendar reached record level.
     Ziegler Thrift Trading, Inc. (ZTT)
     ZTT posted another record year of profitability, bolstered by strong equity market volume. To keep pace with a sector that's being revolutionalized by electronic trading services, ZTT introduced its internet trading services in the fourth quarter of 1997. The service targets experienced investors who want convenience and flexibility and are comfortable investing without human interface.
     Ziegler Asset Management, Inc. (ZAMI)
     ZAMI's assets under management grew 21%, reaching $1,085,000,000 at year-end 1997. This growth propelled ZAMI to higher profitability relative to 1996.
     WRR Environmental Services Co., Inc. (WRR)
     WRR experienced a decline in profitability due to severe pricing pressures in the industry and very little volume in the remediation area. Management has done an excellent job of repositioning the Company. This bodes well for future profitability.
Patrick D.J. Kenny will step down from his directorship on your Board of Directors in April of this year. Pat followed in the footsteps of his father, D.J. Kenny, and brother, Tom Kenny, in serving your Company, and April will mark his 25th year of loyal service on your Board. On behalf of all the shareholders, employees, and fellow Directors, I thank Pat for his continuous support, integrity and positive contributions.
I believe 1997 will be viewed as a watershed year in the securities industry. It was a year in which consolidation took place at an unprecedented pace. There were 16 mergers effected, totalling more than $30 billion. For all practical purposes, Glass Steagal is dead on a de facto basis, as large commercial banks have bought their way into our industry at record setting prices. The combination between securities firms also accelerated as the year wore on. Time will tell as to the wisdom of these many transactions. It is clear that this creates opportunity for us. Opportunity in hiring talent who want to work for a firm where they can make a difference and opportunity to compete successfully in niches where we provide superior services and products.
Coming off a year of unacceptable financial results, it's difficult for a non-employee shareholder to share the positive and enthusiastic attitude Management has for the future of your Company. The fast changing complexion of the Ziegler Companies, at times, has been difficult to manage and stressful for the organization. Change is not easy. However, I believe we're all gratified that we have retained the key managers and producers during this "repositioning" and at the same time have attracted significant new talent.
I'm often reminded, as well as I often remind others, that ours is a business based on trust. That trust is created and maintained not only by our ability to deliver what we promise, but by how we deliver our services. You have our pledge that we will continue to be diligent in maintaining our good name and reputation.
I am grateful for the collective contributions of all Ziegler employees, for the support of you, our shareholders, and the counsel and encouragement of the Board of Directors.
I thank you.
Peter D. Ziegler
Chairman, President & CEO
Results of Restructuring
In early 1998, B.C. Ziegler and Company was restructured to position the company for future growth. On these pages, Richard J. Glaisner of Ziegler Investment Division and Donald A. Carlson, Jr. of Ziegler Securities
Division present the strengths and strategic goals of the two new divisions. Richard J. Glaisner came to Ziegler via the Company's July 1997 acquisition of GS2 Securities, Inc. Mr. Glaisner is the newly appointed president and chief executive officer of the Ziegler Investment Division of B.C. Ziegler and Company. Mr. Glaisner's background includes managing institutional equity sales for a major Wall Street brokerage, as well as other senior management positions in the securities industry.
Ziegler Investment Division
First and foremost, this business is about relationships. It's about listening, building trust and finding successful solutions to clients' investment needs. What we sell is the value of personal service and solid advice about investing.
Ziegler Investment Division brings together all B.C. Ziegler and Company's money management services, retail investor services, and equity research products and trading capabilities. We serve a spectrum of consumers with differing levels of experience, knowledge, risk tolerance and assets by packaging advice in various ways to meet each client's objectives. Our
Retail Division is a full-service brokerage with a unique franchise - Ziegler-underwritten tax-exempt and taxable bonds. A broad range of investments is available to retail investors, including our proprietary bonds, our mutual fund family, Principal Preservation Portfolios, and an array of funds, insurance products, equities and preferred securities. Realizing that more and more clients can benefit from ongoing management of their portfolios, we're focusing on our portfolio management services. Through Ziegler Asset Management, Inc. and GS2 Securities, Inc. we offer discretionary asset management programs, and investment consulting services which objectively match investors' goals with individual money managers or funds. Beyond advising individual investors, we also provide advisory portfolio management to foundations, corporations, corporate retirement plans, municipalities and other institutions. The proprietary institutional equity research published by GS2 Securities, Inc. is utilized by institutional investors.
What's ahead for this new division? Our May 1998 conversion to Pershing gives us an important technological advantage and expands our client services with broadened equity research and products. Throughout Ziegler Investment Division, we are in position to profit from the explosive growth of managed money through custom portfolio management services and rapidly growing mutual fund sales. Finally, we will be working to grow through referrals from our existing clients as we add products and expertise that will appeal to future generations of increasingly savvy investors.
Donald A. Carlson, Jr. has been president and chief executive officer of the Ziegler Securities Division of B.C. Ziegler and Company since 1987. In his
22 years at ZSD, he has had extensive experience in all phases of financing health care and senior living organizations nationwide. Prior to 1987, he managed the division's sales and trading and risk management business.
Ziegler Securities Division
The Ziegler Securities Division of B.C. Ziegler and Company directs its resources toward investment banking, financial advisory services, structured financial products, and distribution of securities related to health care and senior living organizations. The firm's long time specialty focus allows us to bring significant value in financing the continuum of health care organizations.
Ziegler Securities' investment banking practice includes all traditional capital markets functions - underwriting, financial advisory services and broad sales and trading capability. In addition to providing superior service to our traditional non-profit health care and senior living clients, we have also added many corporate finance services and products providing equity capital to emerging health care organizations and for-profit developers of senior living, assisted living and nursing care organizations, as well as many creative and innovative structured financed products.
The investment banking practice of ZSD includes raising debt and equity capital for both non-profit and for profit health care organizations, including integrated delivery systems, managed care companies, home health companies, physician groups and the entire spectrum of senior living organizations.
In 1997, ZSD continued to add professionals to further broaden its corporate finance and not for profit services. A major part of this growth included substantially expanding our corporate advisory services and our debt and equity research capability. In addition, ZSD significantly expanded its institutional sales and trading operation. We have broadened both our primary and secondary distribution capabilities for taxable and tax-exempt bonds, preferred stock and equity securities. We're pleased to have attracted very talented and experienced industry professionals to staff these growth initiatives in our New York, Chicago, St. Petersburg and Milwaukee offices.
Strategies for future growth: In the past two years, ZSD has committed significant resources to further expanding our health care and senior living products and services. Expansion into corporate merger and acquisition advisory services, principal investing activities through our Ziegler
Capital Company affiliate, and across the board distribution capabilities in both fixed income and equity securities give us the platform to substantially grow our business in the near term.
In 1998 and beyond, ZSD will continue to seek opportunities related to our core strengths, with the ultimate goal of bringing our clients unparalleled expertise and exceptional value.
Consolidated Financial Statements
Table of Contents
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Cash Flows
Consolidated Statements of Stockholders' Equity
Notes to Consolidated Financial Statements
Report of Independent Public Accountants
Management's Discussion and Analysis
Consolidated Balance Sheets

                                                                                As of
                                                                            December 31,
                                                                        1997            1996
ASSETS
Cash                                                                 $  5,769,914    $  6,012,977
Short-term investments                                                 22,849,551      26,240,446
Bonds due and called as of January 1,
 1998 and 1997, respectively                                            6,805,665      10,843,295
  Total cash and cash equivalents                                      35,425,130      43,096,718
Securities inventory                                                   69,255,507      34,920,458
Securities purchased under agreements to resell                         8,240,000               -
Accounts receivable -
 Securities sales                                                       7,272,672       8,434,547
Other                                                                   6,660,650       4,709,368
Investment in and receivables from
 affiliates                                                             1,550,082       2,775,607
Investment in leases                                                    4,475,935       7,507,948
Notes receivable                                                       14,513,323      23,204,541
Land, buildings and equipment, at cost,
 net of accumulated depreciation of
 $15,949,666 and $14,766,286,
 respectively                                                           8,879,613       7,165,857
Deferred income tax benefit                                             2,327,646       1,106,198
Other assets                                                            8,876,549       8,235,257
  Total assets                                                       $167,477,107    $141,156,499
LIABILITIES AND STOCKHOLDERS' EQUITY
Short-term notes payable                                             $ 15,033,913    $ 13,245,639
Securities sold under agreements to repurchase                          7,324,000               -
Payable to customers                                                    4,668,771       6,478,455
Payable to broker-dealers                                                 680,980         370,791
Accounts payable                                                        6,098,180       2,629,014
Dividends payable                                                       1,042,222       1,049,740
Accrued income taxes payable                                              329,982       6,361,958
Securities sold, not yet purchased                                      7,989,062               -
Notes payable to banks                                                 41,833,196      22,469,310
Bonds payable                                                          18,281,775      25,011,498
Other liabilities and deferred items                                   11,900,370       9,320,894
  Total liabilities                                                   115,182,451      86,937,299
Commitments
Stockholders' equity -
 Common stock, $1 par, 7,500,000 shares
  authorized, 3,544,030 shares issued                                   3,544,030       3,544,030
 Preferred stock                                                                -               -
 Additional paid-in capital                                             6,068,647       5,962,229
 Retained earnings                                                     60,658,881      62,305,397
 Treasury stock, at cost, 1,120,257 and
  1,102,773 shares, respectively                                      (17,600,754)    (17,062,908)
 Unearned compensation                                                   (376,148)       (529,548)
  Total stockholders' equity                                           52,294,656      54,219,200
  Total liabilities and
   stockholders' equity                                              $167,477,107    $141,156,499

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.
Consolidated Statements of Income

                                                                  For the Years Ended
                                                                     December 31,
                                                         1997           1996            1995
Revenues:
 Investment banking and commission income             $40,795,829     $33,633,401     $30,642,641
 Investment management fees                             5,411,126       2,842,490       2,399,034
 Interest and dividends                                 5,100,178       4,379,040       3,731,837
 Gross profit on chemical products
  (28%, 29% and 28% of net sales,
  respectively)                                         3,462,731       4,013,413       3,762,466
 Insurance agency                                       1,058,047         970,422         951,085
 Other                                                  3,865,792       3,478,183       3,454,548
                                                       59,693,703      49,316,949      44,941,611
Expenses:
 Employee compensation and benefits                    30,874,441      24,842,807      21,518,372
 Brokerage commission and clearing fees                 2,696,170         988,234         820,472
 Communications                                         3,002,728       2,708,823       2,525,861
 Occupancy and equipment                                4,874,104       4,484,307       4,178,086
 Promotional                                            3,101,815       2,304,034       1,855,067
 Professional and regulatory                            1,370,304         679,804         793,122
 Provision for losses                                   3,900,000               -               -
 Interest                                               3,325,050       2,996,573       2,768,241
 Other operating expenses                               5,993,854       5,527,753       5,212,249
                                                       59,138,466      44,532,335      39,671,470
Income from continuing
 operations before income taxes                           555,237       4,784,614       5,270,141
Provision for income taxes                                201,500       1,809,900       1,942,200
Income from continuing operations                         353,737       2,974,714       3,327,941
Discontinued operations:
 Income from operations of discontinued
  leasing subsidiary (less applicable
  income taxes of $306,000 and $350,000,
  respectively)                                                 -         729,973         716,380
 Loss on disposal of leasing subsidiary
  (less applicable income taxes)                                -         (60,000)              -
 Income from discontinued
  operations                                                    -         669,973         716,380
Net income                                            $   353,737     $ 3,644,687     $ 4,044,321
Per share data:
 Continuing operations                                      $ .15           $1.25           $1.40
 Discontinued operations                                        -             .28             .30
Basic earnings per share                                    $ .15           $1.53           $1.70
 Continuing operations                                      $ .14           $1.23           $1.38
 Discontinued operations                                        -             .28             .30
Diluted earnings per share                                  $ .14           $1.51           $1.68

The accompanying notes to consolidated financial statements are an integral part of these statements.
Consolidated Statements of Stockholders' Equity

                                                                  Additional                                Unearned
                                                      Common       Paid-In      Retained      Treasury       Compen-
For the Years Ended                                   Stock        Capital       Earnings       Stock        sation        Total
BALANCE, December 31, 1994                          $3,544,030    $6,030,565   $58,734,576   $(17,196,800)  $(732,349)  $50,380,022
 Net income                                                  -             -     4,044,321              -           -     4,044,321
 Dividends declared ($ .87 per share)                        -             -    (2,119,155)             -           -    (2,119,155)
 Proceeds from exercise of stock options                     -       (32,613)            -        143,170           -       110,557
 Cost of treasury stock purchased
  (24,241 shares)                                            -             -             -       (374,475)          -      (374,475)
 Restricted stock grants                                     -       (29,215)            -        198,202    (168,987)            -
 Amortization of unearned compensation                       -             -             -              -     200,728       200,728
BALANCE, December 31, 1995                           3,544,030     5,968,737    60,659,742    (17,229,903)   (700,608)   52,241,998
 Net income                                                  -             -     3,644,687              -           -     3,644,687
 Dividends declared ($ .82 per share)                        -             -    (1,999,032)             -           -    (1,999,032)
 Proceeds from exercise of stock options                     -        (6,508)            -        166,995           -       160,487
 Amortization of unearned compensation                       -             -             -              -     171,060       171,060
BALANCE, December 31, 1996                           3,544,030     5,962,229    62,305,397    (17,062,908)   (529,548)   54,219,200
 Net income                                                  -             -       353,737              -           -       353,737
 Dividends declared ($ .82 per share)                        -             -    (2,000,253)             -           -    (2,000,253)
 Cost of treasury stock purchased
  (98,560 shares)                                            -             -             -     (1,953,885)          -    (1,953,885)
 Proceeds from exercise of stock options                     -        (8,214)            -        155,717           -       147,503
 Purchase of GS2 (72,366 shares)                             -       114,632             -      1,260,322           -     1,374,954
 Amortization of unearned compensation                       -             -             -              -     153,400       153,400
BALANCE, December 31, 1997                          $3,544,030    $6,068,647   $60,658,881   $(17,600,754)  $(376,148)  $52,294,656

The accompanying notes to consolidated financial statements are an integral part of these statements.
Consolidated Statements of Cash Flows

                                                                  For the Years Ended
                                                                     December 31,
                                                         1997           1996            1995
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                           $   353,737     $ 3,644,687     $ 4,044,321
 Adjustments to reconcile net income to
  net cash provided by (used in) operating
  activities:
   Depreciation and amortization                        1,533,279       1,501,520       1,436,308
   Provision for losses                                 2,500,000               -               -
   Unrealized loss (gain) on securities
    inventory                                              36,194         290,491        (437,351)
   Compensation expense related to
    restricted stock grants                               153,400         171,060         200,728
   Deferred income taxes                               (1,192,648)        210,000        (142,000)
   Undistributed net dividends received
    from (earnings of) unconsolidated
    affiliates                                            356,965        (129,143)       (224,521)
   Pre-tax gain on sale of discontinued
    operations                                                  -      (5,925,000)              -
   Change in assets and liabilities:
    Decrease (Increase) in -
     Accounts receivable - securities sales             1,161,875      (4,999,631)      1,818,789
     Accounts receivable - other                       (1,635,855)       (873,996)       (603,306)
     Securities inventory                             (26,344,241)     (7,059,209)     (4,911,305)
     Securities purchased under agreements
      to resell                                        (8,240,000)              -               -
     Other assets                                         670,283       2,650,944      (1,121,587)
     Discontinued operations - noncash
      charges and working capital changes                       -         274,560        (416,379)
    Increase (Decrease) in -
     Payable to customers and broker-dealers           (1,499,495)      3,872,729      (4,117,698)
     Accounts payable                                   3,337,574        (485,850)        480,682
     Income taxes payable                              (6,035,491)      5,703,590         643,170
     Securities sold under agreements
      to repurchase                                     7,324,000               -               -
     Other liabilities                                  1,615,331       1,395,914       1,162,526
          Net cash provided by (used in)
           operating activities                       (25,905,092)        242,666      (2,187,623)
CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from -
  Sale of equipment                                             -          33,329          27,313
  Principal payments received under leases              2,397,639       3,191,407       4,115,461
  Sale of leased equipment                                571,904         840,653         923,161
  Payments received on notes receivable                 7,583,261      52,806,868      54,380,159
  Sale of investment in affiliate                         825,000               -               -
  Cash acquired in purchase of GS2                        600,196               -               -
 Payments for -
  Purchase of assets to be leased                               -      (2,887,898)     (3,481,132)
  Issuance of new notes receivable                     (1,065,577)    (45,124,525)    (58,433,036)
  Capital expenditures                                 (2,781,652)     (1,386,809)       (881,931)
  Acquisition of business assets                                -               -      (1,868,058)
 Proceeds from sale of discontinued
  operations                                                    -      17,070,202               -
          Net cash provided by (used in)
           investing activities                         8,130,771      24,543,227      (5,218,063)
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from -
  Issuance of short-term notes payable                 74,707,000      80,329,000      94,452,000
  Exercise of employee stock options                      147,502         160,487         110,557
  Issuance of bonds payable                                     -       4,875,000      11,074,080
 Payments for -
  Principal payments of short-term notes
   payable                                            (72,872,000)    (85,590,000)    (95,778,000)
  Repayments of bonds payable                          (6,732,000)     (7,395,000)     (5,627,000)
  Purchase of treasury stock                           (1,953,885)              -        (374,476)
  Cash dividends paid                                  (2,007,770)     (2,116,499)     (1,755,974)
 Net borrowings under credit facilities                18,813,886      10,019,360         629,448
          Net cash provided by financing
           activities                                  10,102,733         282,348       2,730,635
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS                                           (7,671,588)     25,068,241      (4,675,051)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR         43,096,718      18,028,477      22,703,528
CASH AND CASH EQUIVALENTS AT END OF YEAR              $35,425,130     $43,096,718     $18,028,477
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION:
  Interest paid during the year                       $ 3,302,000     $ 3,196,000     $ 2,630,000
  Income taxes paid during the year                   $ 7,359,000     $ 1,722,000     $   662,000
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING
 AND FINANCING ACTIVITIES:
  Granting of restricted stock from
   treasury stock                                     $         -     $         -     $   169,000
  Treasury stock issued for acquisition of GS2        $ 1,375,000     $         -               -

The accompanying notes to consolidated financial statements are an integral part of these statements.
Notes to Consolidated Financial Statements
(1)  Summary of Significant Accounting Policies -
     Principles of Consolidation -
     The consolidated financial statements of The Ziegler Companies, Inc. and subsidiaries (the "Company") include the accounts of The Ziegler
     Companies, Inc. ("ZCO") and its wholly-owned subsidiaries, B. C. Ziegler and Company ("BCZ"), GS2 Securities, Inc. ("GS2"), Ziegler Thrift
     Trading, Inc. ("ZTT"), Ziegler Financing Corporation ("ZFC"), Ziegler
     Asset Management, Inc. ("ZAMI"), Ziegler Collateralized Securities, Inc. ("ZCSI"), WRR Environmental Services Co., Inc. ("WRR"), First Church Financing Corporation ("FCFC") and Ziegler Capital Company, LLC ("ZCC"). All significant intercompany balances and transactions have been eliminated in consolidation.
     The Company, through its financial service subsidiaries, provides a wide range of financial services for businesses, institutions and individuals. WRR recycles, reclaims and disposes of industrial chemicals and solvents and provides pollution abatement services.
     The Company has a 50% interest in Ziegler Mortgage Securities, Inc. II ("ZMSI II"), an unconsolidated entity accounted for by the equity method.
     Securities -
     Security transactions are recorded on a settlement date basis, which is not materially different from a trade date basis. In the normal course of business, the Company, like other firms in the securities industry, purchases and sells securities as both principal and agent. If another party to the transaction fails to perform as agreed, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.
     Short-term investments consist of commercial paper, money market investments, and U.S. Government and U.S. Government agency securities purchased under agreements to resell.
     Resale and Repurchase Agreements -
     Transactions involving purchases of securities under agreements to resell or sales of securities under agreements to repurchase are accounted for as collateralized financings, except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities and to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.
     Investment Banking -
     Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from debt securities offerings in which the Company acts as an underwriter. Investment banking revenues also include fees earned from providing strategic consulting, merger and acquisition, and financial advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.
     Depreciation -
     Depreciation is computed on buildings and equipment on a straight-line basis. The buildings are depreciated over 20 to 40 years and equipment over 3 to 10 years.
     Income Taxes -
     The provision for income taxes is the estimated amount of income taxes payable, both currently and in the future, on consolidated pre-tax earnings for the year at current Federal and state tax rates. Deferred income taxes have been provided for those transactions, which are accounted for in different periods for financial reporting purposes than for income tax purposes.
     Cash Equivalents -
     Cash equivalents are defined as short-term investments maturing within three months of the date of purchase.
     Use of Estimates -
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
     Reclassifications -
     Certain prior year amounts have been reclassified to conform with current year presentation.
(2)  Securities Inventory -
     Securities inventory at December 31, 1997 and 1996, consists of trading securities at market value, as follows:

                                                     1997            1996
     Municipal bond issues                        $54,481,670     $18,619,321
     Collateralized mortgage obligations            9,300,821               -
     Institutional bond issues                      2,165,128      13,357,676
     Preferred stock                                  401,766       1,768,185
     Other                                          2,906,122       1,175,276
                                                  $69,255,507     $34,920,458

     Municipal bond issues consist primarily of revenue bonds issued by state and local governmental authorities related to healthcare or long-term care facilities. Institutional bond issues consist primarily of bonds issued by for-profit hospitals, geriatric care facilities, churches and independent schools.
     Included in municipal and institutional bond issues at December 31, 1996, are approximately $8,435,000 of bonds from one issuer in Virginia and $11,482,000 of bonds from one issuer in Arizona. These bonds were sold in 1997. The holdings of any individual issue were not significant at December 31, 1997.
(3)  Securities Sold, Not Yet Purchased -
     Marketable securities sold, not yet purchased, consist of trading securities at market value, as follows:

                                                     1997            1996
     U.S. Treasury Notes                           $7,989,062      $        -

(4)  Investment in ZMSI II -
     Condensed financial information of ZMSI II as of December 31, 1997 and 1996, and for the three year period ended December 31, 1997 is as follows:

                                                     1997            1996
     Mortgage Certificates, net of
       unamortized discount of $2,450,788
       and $2,795,809, respectively               $88,675,684    $ 98,182,510
     Deferred bond issuance costs                   2,421,060       2,758,864
     Cash and cash equivalents,
      primarily held by trustee                     7,556,304       3,877,863
     Accrued interest receivable                      636,857         707,253
       Total assets                               $99,289,905    $105,526,490
     Mortgage Certificate-Backed
      Bonds payable                               $94,958,000    $101,047,000
     Accrued interest payable                       2,791,882       2,948,545
     Due to BCZ                                        20,023          10,945
       Total liabilities                           97,769,905     104,006,490
       Stockholders' equity ($1,510,000
        held by the Company)                        1,520,000       1,520,000
       Total liabilities and
        stockholders' equity                      $99,289,905    $105,526,490

                                              1997          1996         1995
     Income, primarily interest            $8,771,002   $10,383,391   $10,623,778
     Expenses -
      Interest expense                      7,875,114     9,158,478     9,764,637
      Amortization of bond issuance
       costs                                  432,363       805,971       359,513
      Management fee earned by BCZ            335,985       216,365       349,925
      General and administrative
       expense                                127,540       202,577       149,703
        Total expenses                      8,771,002    10,383,391    10,623,778
     Net income                            $        -   $         -   $         -

     The Mortgage Certificate-Backed Bonds are collateralized by the Mortgage Certificates, which consist of Government National Mortgage Association certificates and Federal National Mortgage Association certificates.
(5)  Ziegler Collateralized Securities, Inc. -
     ZCSI holds an investment portfolio of financing leases. The terms of these equipment contracts generally range from one to seven years. Approximately 79% of the investment in leases is concentrated in the healthcare industry. Investment in leases consists of the following:

                                                          December 31,
                                                     1997            1996
     Lease contracts receivable                    $4,910,254      $8,423,851
     Estimated residual value                         104,447         171,155
     Deferred initial direct costs                     40,264         113,516
     Less -
      Unearned income                                (527,363)     (1,148,906)
      Allowance for losses                            (51,668)        (51,668)
       Investment in leases                        $4,475,934      $7,507,948

     The following is a summary of scheduled payments to be received on the lease contracts:

                         1998            $2,423,437
                         1999             1,466,844
                         2000               899,458
                         2001               108,860
                         2002                11,655
                                         $4,910,254

     Condensed financial information of ZCSI as of December 31, 1997 and 1996, and for the three year period ended December 31, 1997 is as follows:

                                                     1997            1996
     Investment in leases                         $ 4,475,934     $ 7,507,948
     Notes receivable                               4,203,967       7,046,152
     Other assets                                   2,454,051       2,773,088
       Total assets                               $11,133,952     $17,327,188
     Bonds payable                                $ 8,829,000     $14,302,000
     Other liabilities, primarily a
      subordinated note to the Company              2,294,952       3,015,188
       Total liabilities                           11,123,952      17,317,188
     Stockholder's equity                              10,000          10,000
       Total liabilities and
        stockholder's equity                      $11,133,952     $17,327,188

                                              1997          1996         1995
     Lease income                           $ 569,628    $  870,055    $  877,242
     Other income, primarily interest         599,381       766,897       519,381
       Total income                         1,169,009     1,636,952     1,396,623
     Interest expense                         940,427     1,172,770       988,358
     Amortization of bond
      issuance costs                          113,147       180,157       131,821
     Administrative fees to ZCO/ZLC            27,428        93,847       126,722
     Amortization of initial direct
      cost                                     63,397       114,764       133,621
     Other expenses                            24,610        75,414        16,101
       Total expenses                       1,169,009     1,636,952     1,396,623
     Net income                            $        -    $        -    $        -

     At the end of February 1997, the written agreement with Ziegler Leasing Corporation ("ZLC") to provide management and administrative services to ZCSI terminated. In March 1997, a written agreement with ZCO was undertaken to provide management and administrative services to ZCSI. Management and administrative fees paid to ZCO or ZLC were limited to the amount which prevented ZCSI from incurring a loss.
     An analysis of each outstanding bond series as of December 31, 1997 and for the year then ended is as follows:

                                Collateral    Lease/      Bond      Other
                    Bonds        Value        Note      Interest   Related    Excess
      Series #   Outstanding     at Cost      Income    Expense    Expenses  of Income
         3        $   19,000    $   32,428   $  7,764    $  3,422    $ 2,771   $ 1,571
         4           284,000       337,594     57,457      40,793      9,257     7,407
         5         1,337,000     1,753,280    233,752     158,978     45,651    29,123
         6         3,739,000     4,262,501    425,693     287,981     54,492    83,220
         7         3,450,000     4,038,086    401,275     281,071     64,480    55,724

(6)  Short-Term Notes Payable, Lines of Credit,
     Notes Payable to Banks and Bonds Payable -
     The Company finances the operations of certain subsidiaries by issuing commercial paper (short-term notes payable). During 1997, 1996 and 1995, it had average outstanding balances of approximately $12,751,000, $16,333,000, and $19,882,000, respectively. Maximum borrowings based on month-end outstanding balances for those same years were approximately $15,674,000, $18,597,000, and $21,590,000, respectively. During 1997,
     1996 and 1995, the weighted average interest rates incurred were 6.2%, 6.3%, and 6.8%, respectively, based on month-end outstanding balances. Total interest expense in connection with these borrowings was $784,000, $1,008,000, and $1,330,000 in 1997, 1996, and 1995, respectively. The total commercial paper outstanding at December 31, 1997 and 1996 was $15,033,913 and $13,245,639, respectively.
     Notes payable to banks consists of the following:

                                                     1997            1996
     Borrowings under unsecured
      lines of credit                             $12,625,000     $11,628,000
     Borrowings under secured broker loan
      facilities for specific underwritings        11,750,000      10,000,000
     Borrowings under secured broker loan
      facilities for remarketing                   16,550,000               -
     Other                                            908,196         841,310
                                                  $41,833,196     $22,469,310

     The Company had lines of credit as of December 31, 1997 and 1996, totaling $30,500,000 and $28,000,000, respectively. In accordance with normal banking practice, these lines may be withdrawn at the discretion of the lenders. In connection with certain of these bank lines, the Company is required to maintain, as compensating balances, average collected funds, which at December 31, 1997 and 1996, approximated $380,000. There are no legal restrictions on the withdrawal of these funds. Total interest expense in connection with borrowings against these lines of credit was $334,000, $362,000, and $408,000 in 1997, 1996 and 1995, respectively. One of the bank lines for $3,000,000 is shared with the family of mutual funds sponsored by BCZ. All borrowings under this line of credit by the family of mutual funds are guaranteed by BCZ. The family of mutual funds had no borrowings outstanding at December 31, 1997 or 1996.
     BCZ periodically obtains short-term borrowings for specific underwritings at the market rate of interest to broker-dealers, payable on demand and fully collateralized by the securities held in inventory. Such amounts are generally outstanding for periods of less than two weeks.
     BCZ serves as the remarketing agent on certain variable-rate municipal bonds that can be tendered back to the respective issuers, generally upon seven days advance notice, by the holders. To assist it in carrying out its remarketing duties, the Company obtained $125,000,000 of borrowing capacity to allow it to finance the purchase of tendered bonds it elects to purchase into its own inventory. This loan facility is restricted to financing variable rate municipal bonds, and each financing must be approved by the lender in advance. The financings are done at the greater of i) the lender's prime rate less one-quarter percent, and ii) the federal funds borrowing rate plus one percent, are payable on demand and are fully collateralized by the variable rate municipal bonds. Such amounts are generally outstanding for periods of less than two weeks.
     Total interest expense under these secured borrowing arrangements totaled $375,000, $48,000, and $93,000 in 1997, 1996, and 1995,
     respectively.
     Subsequent to December 31, 1997, the Company terminated the $125,000,000 facility and replaced it with a $70,000,000 facility with similar borrowing restrictions and a substantial uncommitted borrowing facility. Bonds payable at December 31, 1997 and 1996, consists of the following:

                                                     1997            1996
     First Church Financing Corporation
     Mortgage-Backed Bonds:
      Series 1 - due March, 2008;
       interest at 8.25%                          $ 2,668,000     $ 2,883,000
      Series 2 - due August, 2009;
       interest at 8.75%                            2,491,000       3,345,000
      Series 3 - due December, 2010;
       interest at 8.00%                            3,927,000       4,077,000
     Waste Research and Reclamation Co.,
     Inc., Small Business Pollution
     Control Revenue Bonds, due in
     monthly principal and interest
     installments of approximately
     $6,000, through December 1, 2004,
     bearing interest at 7.5%                         366,775         404,498
     Ziegler Collateralized Securities,
     Inc., Collateralized Bonds;
     collateralized by equipment leases
     and other financing agreements;
     guaranteed by The Ziegler Companies,
     Inc.:
      Series 2 - due serially through
       July, 1997; interest ranging
       from 5.00% to 7.00%                                  -         265,000
      Series 3 - due serially through
       June, 1998; interest 6.75%                      19,000          98,000
      Series 4 - due serially through
       December, 1998; interest 6.50%                 284,000         826,000
      Series 5 - due serially through
       October, 1999; interest ranging
       from, 7.00% to 7.50%                         1,337,000       2,952,000
      Series 6 - due serially through
       March, 2001; interest ranging
       from 6.50% to 7.00%                          3,739,000       5,161,000
      Series 7 - due serially through
       November, 2000; interest ranging
       from 6.25% to 7.00%                          3,450,000       5,000,000
                                                  $18,281,775     $25,011,498

     Annual amounts due on notes payable to banks and bonds payable for the next five years are:

                         1998           $45,519,798
                         1999             2,954,523
                         2000             1,913,313
                         2001               176,169
                         2002               348,393
                         Thereafter       9,202,775
                                        $60,114,971

(7)  Related Party Transactions -
     BCZ sponsors the Principal Preservation Portfolios, Inc. family of mutual funds. Certain BCZ officers also serve as officers or directors of the family of mutual funds. BCZ performs depository services and administrative services for the family of mutual funds. ZAMI also provides investment advisory services to the family of mutual funds. Total fees for services earned from the family of mutual funds approximated $2,755,000, $2,360,000, and $2,253,000 in 1997, 1996 and
     1995, respectively.
     BCZ serves as manager of ZMSI II pursuant to a written agreement. BCZ also advances funds to ZMSI II and owns $1,500,000 of $9 non-cumulative, non-voting preferred stock in ZMSI II. See Note 4 for the ZMSI II intercompany balances with The Ziegler Companies, Inc. and BCZ for the years ended December 31, 1997 and 1996.
(8)  Retirement Plans -
     The Company has contributory profit sharing plans for substantially all full-time employees and certain part-time employees. BCZ, ZTT, ZAMI, and ZFC have plans which provide for a guaranteed company match equal to 50% of employee contributions up to 6% of defined compensation and a discretionary annual company contribution up to 6% of defined compensation for each year. The annual company contributions are at the discretion of the board of directors. GS2 has a defined contribution savings plan which has a provision for employer contributions based on a percentage of qualifying contributions made by participating employees. WRR has a plan that provides a company match equal to 100% of employee contributions up to a maximum match of 1.43% of defined compensation. WRR also provides a company contribution equal to 3.88% of defined compensation. Retirement plan expense of the Company was $1,489,000, $1,281,000, and $1,159,000 in 1997, 1996 and 1995, respectively.
(9)  Provision for Income Taxes -
     The provision for income taxes for the years ended December 31, 1997, 1996 and 1995, consists of the following:

                                              1997          1996         1995
     Current Federal                       $1,146,848    $1,276,600    $1,611,600
     Current state                            276,100       323,300       472,600
     Deferred provision (benefit)          (1,221,448)      210,000      (142,000)
       Total                               $  201,500    $1,809,900    $1,942,200

     The following are reconciliations of the statutory Federal income tax rates for 1997, 1996 and 1995 to the effective income tax rates:

                                                       1997      1996      1995
     Statutory Federal income tax rate                 34.0%     34.0%     34.0%
     State taxes on income, net of related
      Federal income tax benefit                        6.4       5.2       5.2
     Tax-exempt interest income, net of
      related nondeductible interest expense          (19.7)     (4.4)     (1.7)
     Nondeductible business expenses                   12.3       1.3        .4
     Additional taxes provided (used)                  (1.4)      2.5       (.9)
     Other, net                                         4.7       (.8)      (.1)
     Effective income tax rate                         36.3%     37.8%     36.9%

     The tax effects of temporary differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31, 1997 and 1996 are as follows:

                                                     1997            1996
     Deferred tax assets:
      Accrued loss contingencies                   $  315,933      $  288,970
      Allowance for uncollectible accounts          1,214,367         282,398
      Compensation                                    422,738         443,593
      Other                                           516,066         307,818
       Total deferred tax assets                    2,469,104       1,322,779
     Deferred tax liabilities:
      Fixed assets (primarily due to
       depreciation)                                  (71,682)        (68,124)
      Other                                           (69,776)       (148,457)
       Total deferred tax liabilities                (141,458)       (216,581)
     Net deferred tax assets                       $2,327,646      $1,106,198

(10) Preferred Stock -
     The Company is authorized to issue 500,000 shares of preferred stock, $1 par value, which is undesignated as to series.
(11)Stock-Based Compensation Plans -
     The Company has established the 1993 Employees' Stock Incentive Plan (the "1993 Plan") for certain officers and key employees. Stock options, stock appreciation rights, and restricted stock may be granted under the 1993 Plan. A total of 200,000 shares are issuable under the 1993 Plan. The Company also established the 1989 Employees' Stock Purchase Plan (the "1989 Plan") for substantially all full-time employees. Options to purchase stock may be granted under the 1989 Plan. A total of 150,000 shares are issuable under the 1989 Plan.
     Under both the 1993 Plan and the 1989 Plan, options or shares granted under either plan that expire, terminate, or are canceled are again available for future granting.
     Restricted Stock
     On January 26, 1994, the Company issued an aggregate of 49,000 shares of restricted common stock of the Company to certain key employees under the 1993 Plan. Each employee's ownership of shares is subject to full or partial forfeiture in accordance with a vesting schedule in the event that the employee's employment with the Company terminates for any reason before January 26, 2003. All shares remain nonvested at December 31, 1997. The market value of the restricted stock, when issued, was $17.3125 per share. The total value at issuance is being amortized and recorded as compensation over the period of vesting. Total compensation cost recognized in income for the January 26, 1994, issue of restricted stock was $127,000 in each of the years 1997, 1996, and 1995. The shares may not be transferred by the recipients until vested.
     On January 27, 1995, the Company issued an aggregate of 11,313 shares of restricted common stock of the Company to certain key employees under the 1993 Plan. Each employee's ownership of shares is subject to full or partial forfeiture in accordance with a vesting schedule in the event that the employee's employment with the Company terminates for any reason before January 27, 2000. A total of 2,183 shares vested in both 1997 and 1996 and are no longer restricted. In 1995, 401 shares were forfeited. The market value of the restricted stock, when issued, was $14.9375 per share. The total value at issuance is being amortized and recorded as compensation over the period of vesting. Total compensation cost recognized in income for the January 27, 1995, issue of restricted stock was $27,000 in 1997, $45,000 in 1996 and $68,000 in 1995. The
     shares may not be transferred by the recipients until vested. There are a total of 6,546 nonvested shares at December 31, 1997.
     Stock Options
     On December 29, 1993, the Board of Directors granted options to purchase 54,500 shares of Company stock under the 1993 Plan. The options are exercisable through December 28, 2003 at a price of $16.625 per share. Options for a total of 10,000 and 4,000 shares were exercised in 1997 and 1996, respectively, and none were exercised in 1995. A total of 2,000 options were forfeited in 1995. There were no forfeitures in 1997 or 1996. A total of 38,500 shares remain outstanding at December 31, 1997 and are currently exercisable.
     On May 1, 1995, the Board of Directors granted options to purchase 104,200 shares under the 1989 Plan. The May 1, 1995 options expired on April 30, 1997. On May 1, 1997, the Board of Directors granted options to purchase 130,030 shares under the 1989 Plan.
     A summary of activity relating to the common stock options under the 1989 Plan is presented in the following table:

                                                       1997      1996       1995
                                                           (Number of Shares)
     Outstanding at beginning of year                  83,470    97,015    71,387
     Exercised                                         (3,510)   (3,875)   (7,467)
     Forfeited                                        (11,390)   (9,670)   (7,270)
     Expired                                          (76,940)        -   (63,835)
     Granted                                          130,030         -   104,200
     Outstanding at end of year                       121,660    83,470    97,015
     Average price of shares exercised                 $16.69    $15.76    $13.38

     Only 113,695 additional shares are authorized for issuance under the 1989 Plan. Shares will be issued on a first come, first served basis until all authorized shares are issued. Subject to the above limitation, all outstanding options are currently exercisable through May 31, 1999, at 85% of the market value on the date of exercise. A total of 36,305 shares have been purchased since the inception of the 1989 Plan. Under the 1989 Plan, no options are currently available for future granting as a result of the limitation described above. Options granted under the 1989 Plan that expire, terminate, or are cancelled are again available for the granting of future options subject to the above limitation.
     The Company has granted certain officers nonstatutory stock options to purchase 30,000 shares of common stock at prices ranging from $15.12 to $18.75 per share. All options remain outstanding and expire on various dates ranging from January, 2003 to April, 2007.
     The Company established a nonstatutory stock option plan (the "GS2 Plan") for certain officers and other key employees of GS2 pursuant to the acquisition of that subsidiary. A total of 10,000 stock options may be granted under the GS2 Plan. No options may be granted after June 30, 2000. As of December 31, 1997, no options have been granted. If granted, options will be earned and vest in accordance with an earnings target to be achieved by GS2 during the three year period ended June 30, 2000. Once vested, the stock options are exercisable through June 30, 2007 at a price of $19 per share.
     The Company granted 50,000 nonstatutory stock options to a key employee of GS2 pursuant to the acquisition of that subsidiary. The exercise of the options is subject to performance requirements, a vesting schedule, and continued employment. Options will be earned and vest in accordance with a specified schedule of earnings targets to be achieved by GS2 during the three year period ended June 30, 2000. Compensation expense will be recognized based on the number of shares earned and the market price when earned. Once vested, the stock options are exercisable through June 30, 2007 at a price of $19 per share.
     Effective January 1, 1996 the Company adopted Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which establishes a fair value based method of accounting for stock options and similar awards. SFAS 123 allows companies to continue using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). The Company has continued to account for stock-based compensation plans under APB 25.
     The pro forma disclosure of net income and earnings per share as if the fair value based accounting method in SFAS 123 had been used is presented below. The Black Scholes option pricing model was used in all calculations.

     Pro forma amounts for:                     The year ended December 31,
                                              1997          1996         1995
     Income from continuing
      operations                             $252,697    $2,958,984    $3,238,537
     Income from discontinued
      operations                                    -       669,973       716,380
     Net income                              $252,697    $3,628,957    $3,954,917
     Per share data:
      Income from continuing
       operations                               $ .11         $1.25         $1.36
      Income from discontinued
       operations                                   -           .28           .30
     Basic earnings per share                   $ .11         $1.53         $1.66
     Income from continuing
      operations                                $ .10         $1.22         $1.35
     Income from discontinued
      operations                                    -           .28           .30
     Diluted earnings per share                 $ .10         $1.50         $1.65

     Weighted average significant assumptions under Black Scholes:

     Risk-free interest rate                    6.29%         5.70%         6.55%
     Dividend yield                             5.10%         5.20%         5.20%
     Stock price volatility                    13.75%        20.60%        20.60%
     Option life (in years)                       4.7          10.0           2.0
     Weighted average fair values
      at grant date:
       Stock options granted                    $2.19         $2.86             *
       Stock purchase options awarded           $1.16             *         $1.43

     * Not applicable
(12)Net Capital Requirements and Customer Reserve Accounts -
     As registered broker-dealers, BCZ, ZTT, and GS2 are subject to the requirements of Rule 15c3-1 (the "net capital rule") under the Securities Exchange Act of 1934. The basic concept of the net capital rule is liquidity, requiring a broker-dealer to have sufficient liquid assets at all times to cover current indebtedness. Specifically, the net capital rule prohibits a broker-dealer from permitting "aggregate indebtedness" to exceed 15 times "net capital" (15 to 1) as those terms are defined.
     Approximate net capital data as of December 31, 1997, is as follows:

                                               BCZ           ZTT          GS2
     Aggregate indebtedness               $33,056,000    $1,694,000      $617,000
     Net capital                          $11,454,000    $2,041,000      $609,000
     Ratio of aggregate
      indebtedness to net capital           2.89 to 1      .83 to 1     1.01 to 1
     Required net capital                 $ 2,204,000    $  250,000     $ 100,000

     In accordance with Securities and Exchange Commission Rule 15c3-3, BCZ and ZTT maintain separate bank accounts for the exclusive benefit of customers. The amounts maintained in these accounts are determined by periodic computations required under the rule, which allows the companies to maintain the computed amounts in cash or qualified securities. As of December 31, 1997 and 1996, there were approximately $ 6,483,000 and $4,473,000, respectively, in the customer reserve accounts.
     GS2 is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule. Paine Webber Incorporated, Wexford Clearing Services Corp., a division of Prudential Securities, Inc., Pershing and Company, a division of Donaldson, Lufkin and Jenrette Securities Corp. and Bear Stearns Securities Corp. served as clearing brokers for GS2's securities transactions.
(13)Acquisition of Subsidiary -
     On July 2, 1997, the Company acquired Glaisner, Schilffarth, Grande & Schnoll, Ltd., a Milwaukee-based financial services holding company, together with its broker-dealer subsidiary GS2. The acquisition expands the securities related services of the Company, including, among others, institutional brokerage, research, investment banking services, and investment advisor selection and monitoring for high net worth individuals and institutions. Total consideration paid in Company stock at the date of acquisition was $1,375,000. Additional contingent consideration, which would increase the purchase price and goodwill, will be paid if performance targets are met during the three years following the purchase. This additional contingent consideration may consist of 72,366 additional shares of Company stock and cash. The acquisition has been accounted for under the purchase method of accounting and the consolidated financial statements include the results of operations from the date of acquisition. Following the merger of Glaisner, Schilffarth, Grande & Schnoll, Ltd. into the Company, GS2 survives as a new broker-dealer subsidiary of the Company. The pro forma impact of the acquisition was not material to the Company.
(14) Discontinued Operations -
     During 1996, the Company disposed of its lease financing segment, primarily Ziegler Leasing Corporation (ZLC"). Effective December 20, 1996, the common stock of ZLC was sold to General Electric Capital Corporation for cash of approximately $17,000,000. The sale resulted in a loss of approximately $60,000 after taxes. Summary operating results of discontinued operations for the years 1996 and 1995, excluding the above loss, are as follows:

                                                     1996            1995
     Revenues                                      $9,412,000     $10,484,000
     Income before income taxes                    $1,036,000     $ 1,066,000
     Provision for income taxes                    $  306,000     $   350,000
     Income from discontinued operations           $  730,000     $   716,000

(15) Segment Information -
     Information about the Company's operations by major industry segment is as follows:

                                         Year Ended December 31, 1997
                                         Income (Loss)       Total     Depreciation
                           Revenues      Before Taxes       Assets        Expense
Broker-dealer              $51,943,433     $1,356,581    $119,771,043    $  680,452
Hazardous waste
 management                  3,603,302        931,901       8,212,824       499,470
Real estate financing          514,271        282,784       2,085,055             -
Corporate and other          3,632,697     (2,016,029)     37,408,185             -
Consolidated               $59,693,703     $  555,237    $167,477,107    $1,179,922

                                         Year Ended December 31, 1996
                                            Income           Total     Depreciation
                           Revenues      Before Taxes       Assets        Expense
Broker-dealer              $41,168,130     $2,583,962    $ 74,713,756    $  694,077
Hazardous waste
 management                  4,130,346      1,507,940       7,343,046       450,826
Real estate financing          199,303         20,550       2,366,665             -
Corporate and other          3,819,170        672,162      56,733,032             -
Consolidated               $49,316,949     $4,784,614    $141,156,499    $1,144,903

                                         Year Ended December 31, 1995
                                            Income           Total     Depreciation
                           Revenues      Before Taxes       Assets        Expense
Broker-dealer              $37,679,955     $3,625,194    $ 54,259,872    $  684,541
Hazardous waste
 management                  3,845,915      1,416,689       6,783,467       409,174
Real estate financing          295,117        122,420       4,438,944             -
Corporate and other          3,120,624        105,838      60,947,033             -
Consolidated               $44,941,611     $5,270,141    $126,429,316    $1,093,715

     The industry segments above are each a separate company or group of companies; therefore, all expenses and assets can be directly identified with segment revenues. Substantially all revenues are derived from transactions with unaffiliated parties in the United States.
(16) Commitments and Contingent Liabilities -
     In the normal course of business, BCZ and GS2 enter into firm underwriting commitments. To manage the off-balance sheet credit and market risk exposure related to these commitments, BCZ attempts to pre-sell the issues to its customers. BCZ and GS2 had no such commitments outstanding at December 31, 1997 or 1996.
     The Company leases office space under noncancellable lease agreements, which allow for annual adjustments to the minimum lease payments to reflect increases in actual operating costs. BCZ leases computer equipment under noncancellable agreements. Minimum lease payments for office space and computer equipment which extend through 2003, are:

                         1998            $1,718,000
                         1999             1,514,000
                         2000             1,334,000
                         2001               857,000
                         2002               636,000
                         2003               242,000

     Rental expense for 1997, 1996 and 1995 was $2,473,000, $2,382,000, and
     $2,293,000, respectively.
     WRR is subject to a consent order of the Wisconsin Department of Natural Resources for further testing and surface water control of contaminants in ground water underneath and adjacent to the plant site in Eau Claire, Wisconsin.
     WRR has disposed of wastes at other recycling sites, which may be added to the National Priority List, and may be required to share in the cost of the clean-up of these sites. As of December 31, 1997, WRR had been identified as a potentially responsible party ("PRP") in connection with three sites. For the first site, a payment of $138,000 was made in 1997 in response to an assessment by a steering committee of PRPs at the site. WRR believes that the payment is sufficient to cover its proportionate share of the current estimated costs to clean up the first site. Release of WRR by the Environmental Protection Agency ("EPA") will occur only after site work is completed and no further costs have been determined. The estimated cost of cleaning up a second site is approximately $7,000,000 based on current management estimates. Based on the identification of other PRPs and the present interim allocation schedule, WRR would be responsible for costs of approximately $420,000. WRR was notified by the EPA that WRR is a PRP at a third site to which WRR delivered materials from 1982 to 1985. In addition, a group of major PRPs at the site has cross-complained against WRR and other PRPs, requesting contributions for the cleanup costs. The case is pending in a federal district court. WRR's review of the EPA's remediation investigation and feasibility study, and other materials prepared by EPA on account of this site, indicates that WRR has valid defenses to any action by EPA to collect remediation costs. The EPA's estimate of WRR's proportionate share of anticipated remediation costs at this third site approximates $200,000.
     While WRR may be jointly and severally liable on all three sites, management is not aware of circumstances which could lead to non-performance by the other PRPs when viewed as a group. No potential insurance recoveries have been accrued in the financial statements. The reserve for accrued loss contingencies totaled $564,000 at December 31, 1997 and covers the costs related to the specific sites identified above and other ongoing environmental matters. It is possible that WRR's estimates of its liability related to the clean-up of these sites may change materially in the future.
(17) Provision for Losses -
     Included in Notes Receivable are approximately $2.4 million of loans receivable, a portion of which management believes may not be collectible. In recognition of that information, management recognized a $2.25 million charge to write down the receivables to estimated net realizable value. Additionally management recognized a $250,000 charge to writedown lease receivables included in Investment in Leases and Notes Receivable.
     BCZ was a party to a class action lawsuit involving the underwriting of two bond issues in May of 1989 which totaled $11,680,000 (the "Bonds"). The Bonds were issued to construct a retirement facility. In 1992, there was a default on the Bonds, which resulted in a significant loss of principal and interest by the bondholders. Admitting no liability with respect to the matters alleged in the lawsuit, management reached a settlement with the class of plaintiffs as the best means to manage the uncertainty and expense of protracted litigation and to limit the diversion of management time. The settlement, which was in the amount of $1,400,000 was expensed, judicially approved and paid in 1997.
(18) Fair Value of Financial Instruments -
     Statement of Financial Accounting Standard No. 107, "Disclosure about Fair Value of Financial Instruments" ("SFAS 107") requires that the Company disclose the fair value of financial instruments for both assets and liabilities for which it is practicable to estimate that value. Where readily available, quoted market prices were utilized by the Company. If quoted market prices were not available, fair values were based on estimates using present value or other valuation techniques. These techniques were significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The calculated fair value estimates, therefore, cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.
     The book values, estimated fair values and the methods and assumptions used to estimate the fair value of the financial instruments of the Company are reflected below as of December 31, 1997 and 1996.
     Cash and cash equivalents -
     The carrying values of cash and cash equivalents approximate the fair values for those amounts. For purposes of SFAS 107, cash and securities in customer reserve accounts are considered cash and cash equivalents. Securities inventory -
     The carrying value of securities inventory approximates the fair value based on quoted market prices.
     Notes receivable -
     The carrying value of notes receivable approximates the fair value based on a discounted cash flow analysis. The discount rates were based on the Company's current loan rates.
     Short-term notes payable -
     The carrying value of short-term notes payable approximates the fair value, which was determined, based on current market rates offered on notes with similar terms and maturities.
     Notes payable to banks -
     The carrying value of notes payable to banks approximates the fair value, which was determined, based on current market rates offered on notes with similar terms and maturities.
     Bonds payable -
     The carrying value of bonds payable approximates the fair value, which was determined based on current market rates offered on bonds with similar terms and maturities.
(19) Earnings per Share -
     Statement of Financial Accounting Standard No. 128, "Earnings per Share", specifies the computation, presentation, and disclosure requirements for earnings per share ("EPS") and replaces primary and fully diluted EPS with basic and diluted EPS. The Company has restated all previously reported per share amounts to conform to the new presentation.
     The following reconciles the numerators and denominators of the basic and diluted EPS computations for income from continuing operations:

                                              For the Year Ended December 31,
                                              1997          1996         1995
     Income from continuing
      operations                             $353,737    $2,974,714    $3,327,941
     Basic
     Weighted average shares
      outstanding                           2,387,713     2,377,138     2,381,600
     Basic earnings per share                   $ .15         $1.25         $1.40
     Diluted
     Weighted average shares
      outstanding -
       Basic                                2,387,713     2,377,138     2,381,600
     Effect of dilutive securities:
      Stock options                            40,442        20,341        11,752
      Restricted stock                         29,589        22,044        10,636
     Weighted average shares
      outstanding -
       Diluted                              2,457,744     2,419,523     2,403,988
     Diluted earnings per share                 $ .14         $1.23         $1.38

     Options to purchase 50,000 shares of common stock at $19 per share were outstanding during the second half of 1997 but were not included in the computation of diluted EPS because the performance requirements for exercise of the options had not been met as of December 31, 1997. The options, which expire on June 30, 2007, were still outstanding at December 31, 1997.
Report of Independent Public Accountants
To the Stockholders and the Board of Directors of
     The Ziegler Companies, Inc.:
We have audited the accompanying consolidated balance sheets of THE ZIEGLER COMPANIES, INC. (a Wisconsin corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Ziegler Companies, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.
     /s/ Arthur Andersen LLP
     ARTHUR ANDERSEN LLP
Milwaukee, Wisconsin,
February 6, 1998.
Management's Discussion and Analysis of
Financial Conditions and Results of Operations
Results of Operations (Comparison of Years 1997, 1996 and 1995)
The "Company," consisting of The Ziegler Companies, Inc. and its subsidiaries, is a financial services company whose principal activities are providing investment banking, retail/institutional sales and trading and asset management services. The Company's investment banking services are the underwriting and marketing of debt securities for the health care industry, nonprofit senior living providers, and for churches and private schools, as well as providing financial advisory services. The Company also provides full-service and reduced-commission brokerage services, investment management and advisory services, equity and fixed income primary and secondary trading, sales of complex financial instruments on an agency basis, and Federal Housing Administration loan origination in conjunction with investment banking activities. The nonfinancial services of the Company are pollution abatement, as well as the recycling, reclaiming and disposing of chemical wastes. The Company has discontinued its operations in the area of equipment leasing services to the health care industry and commercial/industrial customers as the result of the sale of its leasing subsidiary, Ziegler Leasing Corporation, on December 20, 1996. The impact of discontinued operations is limited to 1996 when substantially all of such operations were sold.
Total revenues of the Company in 1997 were $59,694,000 compared to $49,317,000 in 1996, an increase of $10,377,000 or 21%. The revenues from continuing operations for 1996 reflected an increase of $4,375,000 or 10% over revenues from continuing operations of $44,942,000 in 1995. Expenses of the Company in 1997 were $59,138,000 compared to $44,532,000 in 1996, an increase of $14,606,000 or 33%. The expenses of continuing operations in 1996 reflected an increase of $4,860,000 or 12% over expenses of continuing operations of $39,672,000 in 1995. The provisions for income taxes related to continuing operations were $202,000 in 1997, $1,810,000 in 1996, and $1,942,000 in 1995. The statutory federal income tax rate applicable to the Company was 34% in each of the three years. Net income of the Company in 1997 was $354,000 compared to $2,975,000 from continuing operations in 1996, a decrease of $2,621,000 or 88%. The net income from continuing operations in 1996 reflected a decrease of $353,000 or 11% from net income from continuing operations of $3,328,000 in 1995. Net income from discontinued operations, which is net of applicable income taxes, was $670,000 in 1996 and $716,000 in 1995. Basic earnings per share from continuing operations were $.15, $1.25, and $1.40 in 1997, 1996, and 1995, respectively. Total basic earnings per share from continuing and discontinued operations were $.15, $1.53, and $1.70 in 1997, 1996, and 1995, respectively. The changes in revenues, operating expenses, and net income from continuing operations were primarily a reflection of factors related to investment banking and broker-dealer activities, as well as changes in the Company's nonfinancial services company, WRR Environmental Services Co., Inc. These factors, as well as the impact of other factors, are explained more fully in the information that follows.
Investment Banking, Broker-Dealer and Asset Management Activities
B. C. Ziegler and Company ("BCZCO"), the principal investment banking and broker-dealer subsidiary of the Company, had total revenues of $38,697,000 in 1997 compared to $33,278,000 in 1996, an increase of $5,419,000 or 16%.
The increase was primarily due to an increase in underwriting revenues of $4,016,000, or 22% to $22,437,000 and an increase in commission income of $1,369,000, or 22% to $7,509,000. Trading profits, interest and dividend income, insurance agency and other revenues did not change significantly. Total expenses of BCZCO were $39,533,000 in 1997 compared to $32,387,000 in 1996, an increase of $7,146,000 or 22%. Employee compensation and benefits increased $3,718,000 in 1997 to $25,045,000 due to higher sales volumes, as well as an increase in investment banking-related personnel. Promotional expenses increased $620,000 or 32% as overall marketing activities increased. A provision for losses was recorded for a litigation settlement of $1,400,000 related to a defaulted bond issue underwritten by BCZCO in 1989. Interest expense also increased $621,000 or 178% primarily due to increased inventory related to variable rate demand note remarketing activity and the related borrowing against credit facilities to finance the inventory. The increases in total expenses in 1997 offset the increase in total revenues resulting in a decline in net income of $1,187,000 to a loss of $491,000 in 1997 as compared to net income of $696,000 in 1996.
BCZCO total revenues in 1996 of $33,278,000 increased $1,239,000 or 4% from revenues of $32,039,000 in 1995. Revenues from investment banking and commission income increased $2,056,000 or 9% to $24,563,000. A slight decline in trading profits included in investment banking and commission income offset the above increases. Other revenues decreased $906,000 primarily due to a reduction in management fee income due to the transfer of investment advisory business to Ziegler Asset Management, Inc., an affiliated entity. Interest and dividend income increased $139,000, while insurance agency revenues did not change significantly.
Total expenses of BCZCO were $32,387,000 in 1996 compared to $29,592,000 in 1995, an increase of $2,795,000 or 9%. Employee compensation and benefits increased $2,387,000 in 1996 to $21,327,000. The increase was primarily due to incentive and commission-based compensation expense associated with higher sales volumes and a changed commission structure, as well as an increase in investment banking-related personnel and office locations. Promotional expenses increased $299,000 as overall marketing activities increased. Occupancy and equipment expenses increased $193,000 as the result of increased office locations and expenses for technology. The increases in total expenses in 1996 offset the increase in total revenues resulting in a decline of $859,000 in net income to $696,000 in 1996 from $1,555,000 in 1995, a decrease of 55%.
Ziegler Thrift Trading, Inc. ("ZTT"), the reduced-commission brokerage service of the Company, had total revenues in 1997 of $5,823,000 compared to $5,440,000 in 1996, an increase of $383,000 or 7%. Commission income, the primary source of revenues, increased $140,000 to $4,784,000 in 1997, a 3% increase. The balance of the increase in total revenues is due to increases in fee-based income associated with handling, IRA and stock option trading fees. Total expenses of ZTT in 1997 were $4,441,000 compared to $4,110,000 in 1996, an increase of $331,000 or 8%. Employee compensation and benefits increased $112,000 in 1997 to $2,334,000 primarily as the result of an added sales location in Wisconsin and additional sales support personnel. The balance of the increase in expenses is primarily due to increased promotion and communication costs associated with added advertising and added office locations, respectively. The resulting net income in 1997 was $856,000 compared to $824,000 in 1996, an increase of $32,000 or 4%.
Ziegler Thrift Trading, Inc. had total revenues in 1996 of $5,440,000 compared to $4,434,000 in 1995, an increase of $1,006,000 or 23%.
Commission income increased $620,000 to $4,644,000 in 1996 a 15% increase. The increase in commission income was due to a 12% increase in trading volume and a 3% increase in average commissions received on each trade. The balance of the increase in total revenues was due to increases in fee-based income associated with handling, IRA and stock option trading fees. Total expenses of ZTT in 1996 were $4,110,000 compared to $3,341,000 in 1995, an increase of $769,000 or 23%. Employee compensation and benefits increased $404,000 in 1996 to $2,222,000 primarily as the result of added sales locations in Illinois and additional sales support personnel. The balance of the increase in expenses was primarily due to increased promotion and communication costs associated with added advertising and added office locations, respectively. The resulting net income in 1996 was $824,000 compared to $677,000 in 1995, an increase of $147,000 or 22%.
GS2 Securities, Inc. ("GS2"), an equity investment banking, research and asset management, and broker-dealer business, had total revenues of $4,277,000 since its purchase by the Company on July 2, 1997. Its primary sources of revenue were investment advisory fees of $2,167,000 and commission income of $1,247,000. Other sources of revenue include trading, investment banking and fee income. Total expenses of GS2 were $3,958,000. The largest expense categories were employee compensation and benefits of $1,778,000 and brokerage commission and clearing fees of $1,546,000. Net income for GS2 was $171,000 in 1997.
Ziegler Asset Management, Inc. ("ZAMI"), the asset management services subsidiary of the Company, had total revenues of $3,494,000 in 1997, compared to $2,888,000 in 1996, an increase of $606,000 or 21%. This increase was primarily due to increases in management fee income associated with increased assets under management. Assets under management increased to approximately $1.1 billion at the end of 1997 from approximately $900 million at the end of 1996. Total expenses of ZAMI were $3,003,000 in 1997 compared to $2,524,000 in 1996, an increase of $479,000 or 19%. Employee compensation and benefits increased $415,000 or 33% to $1,664,000 due to the additional personnel associated with the increased level of assets under management. Net income for ZAMI in 1997 was $274,000 compared to $202,000 in 1996, an increase of $72,000 or 36%.
Ziegler Asset Management, Inc. had total revenues of $2,888,000 in 1996 compared to $1,479,000 in 1995, an increase of $1,409,000 or 95%. This increase was primarily due to increases in management fee income associated with the transfer of investment advisory services to ZAMI from BCZCO, which was a significant factor in the increase of assets under management to approximately $900 million at the end of 1996 from $587 million at the end of 1995. Total expenses of ZAMI were $2,524,000 in 1996 compared to $1,393,000 in 1995, an increase of $1,131,000 or 81%. Employee compensation and benefits increased $422,000 or 51% to $1,249,000 due to the additional personnel associated with the increased level of assets under management. Other expenses also increased $424,000 due to the reimbursement of management fees by ZAMI under expense reimbursement agreements with money market and mutual funds whose assets ZAMI manages, some of which relates to the transfer of services noted earlier. The balance of the increase in expenses is primarily related to increased promotional expenses and a $145,000 increase in fees paid to sub-advisors in 1996. The resulting net income from ZAMI in 1996 was $202,000 compared to $48,000 in 1995, an increase of $154,000.
Nonfinancial Services
WRR Environmental Services Co., Inc. ("WRR") is in the business of providing pollution abatement services, blending virgin chemicals on a contract basis for manufacturing firms, and recycling, reclaiming and disposing of chemical wastes. WRR is also engaged in the sale, installation and servicing of truck equipment through a wholly-owned subsidiary that purchased the land, buildings, equipment and certain inventories of a company located adjacent to WRR in October 1995. Total gross revenues in 1997 were $12,415,000 compared to $13,957,000 in 1996, a decrease of $1,542,000 or 11%. The total gross margin for WRR and its subsidiary was $3,463,000 in 1997 compared to $4,013,000 in 1996, a decrease of $550,000 or 14%. The gross margin percentage in 1997 was 28% compared to 29% in 1996. A decrease in remediation, field and emergency response services was the primary reason for the decline in gross revenues and gross margin. Total expenses of WRR in 1997 were $2,664,000 compared to $2,622,000 in 1996, an increase of $42,000 or 2%. The resulting net income for WRR in 1997 was $591,000 compared to $948,000 in 1996, a decrease of $357,000 or 38%.
Total gross revenues of WRR in 1996 were $13,957,000 compared to $13,502,000 in 1995, an increase of $455,000 or 3%. The increase in gross revenues was due to an increase in truck servicing subsidiary revenues of $1,385,000 reflecting a full year of operations. This increase is offset by a decrease in WRR revenues primarily due to a reduction in remediation services. The total gross margin for WRR and its subsidiary was $4,013,000 in 1996 compared to $3,762,000 in 1995, an increase of $251,000 or 7%. The gross margin percentage in 1996 was 29% compared to 28% in 1995. These increases reflected the higher sales volumes and a change in the mix of sales at WRR to higher margin services. Total expenses of WRR in 1996 were $2,622,000 compared to $2,429,000 in 1995, an increase of $193,000 or 8%. Expenses associated with the truck servicing subsidiary increased $272,000 reflecting a full year of operations. This increase was offset by a reduction in sales and marketing expenses at WRR. The resulting net income for WRR in 1996 was $948,000 compared to $918,000 in 1995, an increase of $30,000 or 3%.
Other Financial Services
The Company's other financial services are primarily provided through Ziegler Financing Corporation ("ZFC"),First Church Financing Corporation ("FCFC"), Ziegler Collateralized Securities, Inc. ("ZCSI"), Ziegler Capital Company, LLC ("ZCC") and to a limited extent by The Ziegler Companies, Inc. ("ZCO"). ZFC provides construction financing and interim lending, primarily to investment banking clients, and is also qualified to originate federally insured mortgage loans for the Federal Housing Administration ("FHA"). FCFC was organized for the purpose of issuing mortgage-backed bonds collateralized by first mortgages on church buildings and properties. ZCSI facilitated the financing of equipment leases and sales by securitizing equipment leases or notes supporting equipment leases or sales, and offering the resulting securities to the public. ZCC was formed for the purpose of acquiring, owning, financing and otherwise dealing with subordinated, participating mortgages secured by senior living facilities.
Other financial service revenues primarily consist of interest income, lease income and mortgagee fees. Total revenues in 1997 of $4,611,000 increased $425,000 or 10% from revenues from continuing operations of $4,186,000 in 1996. The increase was primarily due to higher interest income which increased $407,000 from $2,783,000 in 1996 to $3,190,000 in 1997 or 15% and mortgagee fees which increased to $430,000 in 1997 compared to $105,000 in 1996. Total expenses were $6,344,000 in 1997 compared to $3,504,000 in 1996, an increase of $2,840,000 or 81%. The increase was primarily related to a provision for losses of $2,250,000 related to the collectibility of loans recorded by ZCO. See the Liquidity and Capital Resources section for further discussion. Interest expense associated with borrowings by a number of these companies decreased from $2,549,000 in 1996 to $2,459,000 in 1997 or 3%. The net loss from other financial services was $1,040,000 in 1997, compared to net income from continuing operations for other financial services of $313,000 in 1996.
Other financial service revenues from continuing operations of $4,186,000 in 1996 increased $619,000 or 17% from revenues of $3,567,000 in 1995. The increase was primarily due to higher interest income which increased from $2,272,000 in 1995 to $2,783,000 in 1996 or 22%. Total expenses were
$3,504,000 in 1996 compared to $3,330,000 in 1995, an increase of $174,000 or 5%. The increase was primarily related to higher interest expense of $2,549,000 in 1996 as compared to $2,287,000 in 1995. Net income from continuing operations for other financial services was $313,000 in 1996 compared to $139,000 in 1995.
Liquidity and Capital Resources
The Company's primary activities involve investment banking, retail and institutional securities brokerage, other financial services and environmental services. Capital expenditures for assets were relatively insignificant during the year ended December 31, 1997. Land, buildings and equipment, net of related depreciation and amortization, was 6% of total Company assets. In 1997 the Company began modifying its computer systems and outsourcing various activities to address the Year 2000 issue. Anticipated spending for these modifications will be expensed as incurred and is not expected to have a significant impact on the Company's ongoing results of operations. The Company expects to have its primary computer systems Year 2000 compliant by the second quarter of 1999.
The Company has a continuing requirement for cash to finance its activities. A significant source of cash has been and continues to be the issuance of short-term notes of the Company. These notes vary in maturities up to 270 days. In 1997, a total of $74,707,000 of notes was issued and $72,872,000 was repaid. In 1996, a total of $80,329,000 of notes was issued and $85,590,000 was repaid. In 1995, a total of $94,452,000 of notes was issued and $95,778,000 was repaid. The total balance of short-term notes outstanding was $15,034,000 as of December 31, 1997, compared to $13,246,000 as of December 31, 1996, and $18,394,000 as of December 31, 1995. This source of additional cash was used primarily to finance lending activity and securities inventory.
ZCSI issued bonds to the public as a source of cash prior to 1997. No new bonds have been issued in 1997 nor does the Company contemplate issuing bonds from this subsidiary in the future. During 1997, ZCSI redeemed $5,473,000 of bonds which matured and $335,000 of bonds which were called. During 1996, ZCSI issued $5,000,000 of bonds to the public, and redeemed $4,565,000 of bonds which matured and $1,203,000 of bonds which were called. During 1995, ZCSI issued $7,200,000 of bonds to the public, and redeemed $4,335,000 of bonds which matured, and $317,000 of bonds which were called. Total bonds outstanding at December 31, 1997, 1996 and 1995 were $8,829,000, $14,302,000 and $15,070,000, respectively. The bonds are due serially from January 1998 to October 2001. The bonds were used to finance the purchase of lease obligations and lease financing notes and will mature in a pattern approximating the maturities of the lease obligations and lease financing notes that serve as collateral.
FCFC issued bonds to the public as a source of cash prior to 1997.
Mandatory redemption on the bonds is made from principal payments received on the mortgage loans which serve as collateral for the bonds. Principal payments on the mortgage loans are received in regular installments over a 15-year amortization schedule through 2010. During 1997, FCFC did not issue any bonds and redeemed $1,219,000 of bonds which were called. During 1996, FCFC did not issue any bonds to the public and redeemed $1,592,000 of bonds which were called. During 1995, FCFC issued $4,223,000 of bonds to the public and redeemed $940,000 of bonds which were called. Total bonds outstanding at December 31, 1997, 1996 and 1995, were $9,086,000, $10,305,000 and $11,897,000, respectively.
BCZCO, through its Ziegler Securities Division ("ZSD") acts as remarketing agent for approximately $1.6 billion of variable rate demand municipal securities which ZSD previously underwrote. The securities are repayable at the option of the holder on relatively short notice, typically five business days. The obligation of the municipal borrower to repay bond holder tenders is, in substantially all cases, supported by a third party liquidity provider, such as a commerical bank. In order to avoid utilizing the third party liquidity provider, municipal borrowers contract with ZSD to remarket tendered variable rate demand securities. In order to permit ZSD, acting as remarketing agent, to purchase securities to be held in ZSD's inventory pending successful remarketing to others, ZSD has arranged a committed, secured line of credit for $70 million from a syndicate of banks, together with substantial uncommitted lines.
BCZCO finances most activities from its own resources and also relies upon unsecured lines of credit available through banking relationships and intercompany borrowing, if necessary. Any utilization of these lines of credit is generally repaid in less than 30 days. BCZCO also has broker loan and other collateralized arrangements available through banking relationships. At December 31, 1997, 1996 and 1995 amounts outstanding under the credit facilities were $40,925,000, $21,628,000 and $11,402,000, respectively.
ZTT and GS2 rely on unsecured lines of credit through their banking relationships and intercompany borrowings to finance their activities. Any utilization of those lines of credit is generally repaid in less than seven days. At December 31, 1997, 1996 and 1995 ZTT had $-0-, $1,181,000 and $-0-
, respectively outstanding under the line of credit. At December 31, 1997, GS2 had no borrowings outstanding under its line of credit.
The Company's cash and cash equivalent position allows a certain flexibility in its financial activities. In order to maximize income, available cash is invested in short-term investments such as money market funds and reverse repurchase agreements at very short maturities in accordance with the Company's liquidity requirements.
In 1996 the Company received approximately $17,000,000 as the purchase price in cash at the closing of the sale of Ziegler Leasing Corporation. The proceeds were reduced by the Federal tax payment related to the tax liability associated with the sale of approximately $5,985,000. The net proceeds of approximately $11,000,000 have been invested in short-term securities until such time as management determines the final use of these proceeds. If suitable reinvestment opportunities are not identified within a reasonable period of time, a special distribution or a partial buyback of the Company's common stock through open market purchases or a tender offer may be effected.
During the third quarter of 1997 the Company became aware of negative information about the credit status of its portfolio of auto loans, and a related working capital loan receivable, having an aggregate outstanding balance of approximately $2.9 million as of June 30, 1997. The auto loans were purchased in 1995 and 1996 under a warehouse financing arrangement the Company had with the originator of the sub-prime automobile loans. The intent of the financing was to warehouse the loans until the originator or others could securitize the loans, and sell the securitized loan portfolio to investors. The working capital loan represented a line of credit the Company provided the originator to facilitate the sale of several pools of auto loans. During 1997, the Company recognized a $2.25 million pretax charge to write down the loan receivables to estimated net realizable value. The Company has not funded any auto loans or loaned any money under the line of credit since August 1996, and began reducing its net position in its warehouse of auto loan receivables at approximately that time. As of December 31, 1997, the aggregate balance of the auto loan warehouse and working capital loan receivable was approximately $2.4 million. The decrease in the auto loan warehouse and the loan balance since June 30, 1997 is due to cash payments received on performing auto loans and the application of various deposits from the originator against the loan receivable. Actions have been taken to repossess the collateral on the delinquent auto loans and pursue other legal remedies. Management does not expect that additional write-offs related to these loan receivables will be incurred.
In the opinion of management, the Company's capital resources and available lines of credit are adequate for present and anticipated future operations. Five-Year Summary of Financial Data

                           1997           1996            1995            1994           1993
Operating
 Revenues             $ 59,693,703    $ 49,316,949   $ 44,941,611    $ 36,451,820     $ 39,668,351
Income from
 Continuing
 Operations           $    353,737    $  2,974,714   $  3,327,941    $  1,241,378     $  3,455,466
Income from
 Discontinued
 Operations           $          -    $    669,973   $    716,380    $    763,678     $  1,075,558
Net Income            $    353,737    $  3,644,687   $  4,044,321    $  2,005,056     $  4,531,024
Basic earnings
 per share:
  Continuing
   operations            $ .15            $1.25          $1.40           $ .52           $1.45
  Discontinued
   operations            $   -            $ .28          $ .30           $ .32           $ .45
  Net income per
   share                 $ .15            $1.53          $1.70           $ .84           $1.90
Diluted earnings
 per share:
  Continuing
   operations            $ .14            $1.23          $1.38           $ .51           $1.44
  Discontinued
   operations            $   -            $ .28          $ .30           $ .32           $ .45
  Net income per
   share                 $ .14            $1.51          $1.68           $ .83           $1.89
Cash Dividends
 Declared Per
 Share of
 Common Stock            $ .82            $ .82          $ .87           $ .72           $1.07
Total Assets          $167,477,107    $141,156,499   $126,429,316    $152,440,207     $110,266,350
Long-Term
 Obligations          $ 14,595,173    $ 20,642,689   $ 22,869,304    $ 17,174,242     $ 12,698,244
Short-Term
 Notes Payable        $ 15,033,913    $ 13,245,639   $ 18,394,420    $ 19,728,501     $ 19,322,467
End of Year
 Shareholders'
 Equity               $ 52,294,656    $ 54,219,200   $ 52,241,998    $ 50,380,022     $ 49,951,855
Book Value
 Per Share                $21.58          $22.21         $21.48          $20.68          $20.96

Quarterly Consolidated Results of Operations for 1997 and 1996

1997 Quarter Ended             March 31            June 30        September 30       December 31
Revenues                      $ 9,719,000        $14,592,000        $15,508,000       $19,874,000
Expenses                       12,409,000         12,163,000         17,089,000        17,477,000
Net Income (Loss)              (1,618,000)         1,468,000           (939,000)        1,443,000
Basic Earnings Per Share            $(.68)             $ .61              $(.39)            $ .61
Diluted Earnings Per Share          $(.68)             $ .60              $(.39)            $ .59

1996 Quarter Ended             March 31            June 30        September 30       December 31
Revenues                      $ 9,996,000        $10,576,000        $12,363,000       $16,382,000
Expenses                        9,989,000          9,978,000         11,165,000        13,400,000
Income From
 Continuing Operations             49,000            401,000            774,000         1,751,000
Income (Loss) From
 Discontinued Operations          133,000            (66,000)           339,000           264,000
Net Income                        182,000            335,000          1,113,000         2,015,000
Basic Earnings Per Share
 Continuing Operations              $ .02              $ .17              $ .33             $ .74
 Discontinued Operations            $ .06              $(.03)             $ .14             $ .11
 Net Income                         $ .08              $ .14              $ .47             $ .85
Diluted Earnings Per Share
 Continuing Operations              $ .02              $ .17              $ .32             $ .72
 Discontinued Operations            $ .06              $(.03)             $ .14             $ .11
 Net Income                         $ .08              $ .14              $ .46             $ .83

Directors and Executive Officers
DIRECTORS
J. C. Frueh
President, Aegis Group, Inc., Pittsburgh, Pennsylvania; Acquisition and Management of Manufacturing and Distribution Companies
J. R. Green
Partner, Green, Manning & Bunch, Denver, Colorado; a Private Investment Banking Firm
P. R. Kellogg
Senior Managing Director, Spear, Leeds & Kellogg; Specialist Firm on the New York Stock Exchange
P. D. J. Kenny
Director of University Facilities - Mercer University, Macon, Georgia
S. A. Roell
Vice President and Chief Financial Officer, Johnson Controls, Inc., Milwaukee, Wisconsin
F. J. Wenzel
Professor of Medical Practice Management, University of St. Thomas Graduate School of Business, Minneapolis, Minnesota; Advisor to the President, Marshfield Clinic, Marshfield, Wisconsin
B. C. Ziegler III
President, Ziegler/Limbach, Inc., West Bend, Wisconsin; Business Development, Management and Consulting
P. D. Ziegler
Chairman of the Board, President, and Chief Executive Officer
B. C. Ziegler
Director Emeritus
R. D. Ziegler
Director Emeritus
EXECUTIVE OFFICERS
P. D. Ziegler
Chairman of the Board, President, and Chief Executive Officer
S. C. O'Meara
Senior Vice President and General Counsel
D. A. Wallestad
Senior Vice President - Chief Financial Officer
J. C. Vredenbregt
Vice President, Treasurer and Controller
J. R. Yovanovich
Corporate Secretary
OFFICERS AND
SUBSIDIARIES
B. C. Ziegler
and Company
P. D. Ziegler
Chairman of the Board,
President and Chief
Executive Officer
N. L. Fuerbringer
Senior Vice President-
Administration
S. C. O'Meara
Senior Vice President
and General Counsel
D. A. Wallestad
Senior Vice President-
Chief Financial
Officer
D. A. Carlson, Jr.
Senior Vice President
G. Aman
Vice President -
Insurance
R. G. Dalnodar
Vice President -
Operations
J. H. Downer
Vice President-
MIS Director
D. P. Frank
Vice President -
Director of Strategic
Planning and Change
S. K. Hittman
Vice President-
Personnel
R. J. Johnson
Vice President-
Compliance
R. C. Strzok
Vice President -
Administration
J. C. Vredenbregt
Vice President,
Treasurer and
Controller
M. A. Baumgartner
Vice President
S. A. Hron
Vice President
S. D. Rolfs
Vice President
T. S. Ross
Vice President
B. J. Bronson
Assistant Vice
President
H. C. Delcore
Assistant Vice
President
D. J. Hauser
Assistant Vice
President
B. A. Rahlf
Assistant Vice
President
J. R. Yovanovich
Corporate Secretary
K. A. Lochen
Assistant Secretary
Ziegler Investment
Division
R. J. Glaisner
President and Chief
Executive Officer
J. C. Wagner
Senior Vice President-
Retail Sales
M. P. Doyle
Senior Vice President
R. R. Poggenburg
Senior Vice President
R. N. Spears
Senior Vice President
R. J. Tuszynski
Senior Vice President
J. L. Brendemuehl
Vice President -
Managed Products
J. M. Bushman
Vice President -
Recruiting and
Training Coordinator
L. C. Rosenheimer
Vice President -
Retail Trading Group
C. G. Stevens
Vice President -
Marketing Director
T. P. Sancomb
Vice President
J. Ferrara, Jr.
Assistant Vice
President - Mutual
Funds
N. E. Harris
Assistant Vice
President
A. A. Struebing
Assistant Vice
President
Regional Vice
Presidents - Sales:
J. F. Cape
W. G. Morse
First Vice Presidents
- Sales:
A. G. Frey
J. V. Noordyk
R. D. Ping
Vice Presidents -
Sales:
S. C. Bass
D. S. Bast
W. L. Bruss
J. O. Conwell
M. S. Donahoe
R. W. Eggebrecht
W. T. Epping
G. R. Knutson
L. D. Martin
P. D. O'Brien
D. J. Schoenwetter
C. D. Schrader
M. W. Severson
S. D. Steinke
W. R. Uebele
G. M. Wilson
Assistant Vice
Presidents - Sales:
G. C. Bravo
T. J. Fitzgerald
W. F. Gould
J. D. Klanderman
P. J. Krause
W. J. Langley
D. L. Peterson
M. B. Seiser
P. D. Voss
Ziegler Securities
Division
P. D. Ziegler
Chairman of the Board
D. A. Carlson, Jr.
President, Chief
Executive Officer and
Treasurer
J. M. Annett
Senior Vice President
and National Director
of Senior Living
Finance
S. R. Arnold
Senior Vice President
- TFI Institutional
Sales
T. L. DiGaloma
Senior Vice President
- TFI Institutional
Sales and Trading, New
York Sales Manager
C. W. Kearns
Senior Vice President
and Co-Manager of TFI
L. A. Lekai
Senior Vice President
- TFI Institutional
Sales and Trading,
Chicago Sales Manager
M. P. McDaniel
Senior Vice President
and Director of Tax-
Exempt Sales and
Trading
J. J. O'Keefe
Senior Vice President
and Manager of New
York Office
T. R. Paprocki
Senior Vice President
and Director of
Capital Markets
P. C. Staaf
Senior Vice President
and Co-Manager of TFI
J. B. Sterns
Senior Vice President
and National Director
of Healthcare Finance
M. A. Baumgartner
Senior Vice President
D. J. Hermann
Senior Vice President
D. M. Rognerud
Senior Vice President
R. Cogswell
Managing Director -
Corporate Finance
J. W. Sweet
Managing Director -
Corporate Finance
T-E. Bockman-Pedersen
Vice President and
Senior High Yield Tax-
Exempt Trader
K. L. Brod
Vice President -
Director of Research,
Senior Living Finance
D. M. Collins III
Vice President - Sales
R. A. Conn
Vice President - Sales
T. J. Doyle
Vice President - Sales
D. H. Freed
Vice President - Sales
T. S. Howard
Vice President - Sales
S. A. Isaacson
Vice President - Sales
D. M. Kolzow
Vice President -
Operations
D. A. Korey
Vice President and
Director of Capital
Markets
J. A. Kramer
Vice President - Sales
J. LeBuhn
Vice President - Sales
J. J. Mitchell
Vice President -
Research
T. J. Sheehan
Vice President and
Co-Director of Special
Products Group
S. D. Smith
Vice President and
Co-Director of Special
Products Group
T. L. Brod
Vice President
M. O. Faragasso
Vice President
A. A. Hayman
Vice President
D. R. Hayes
Vice President
E. A. Jordahl
Vice President
M. J. Kane
Vice President
S. S. Manfrin
Vice President
R. K. Price
Vice President
P. P. Rizzo
Vice President
R. J. Scanlon
Vice President
M. L. Tomsons
Assistant Vice
President - Operations
E. K. Eng
Assistant Vice
President
A. Franklin
Assistant Vice
President
J. J. Lavelle
Assistant Vice
President
T. H. Meyers
Assistant Vice
President
C. M. Schellinger
Assistant Vice
President
S. M. Siegel
Assistant Vice
President
R. C. White
Assistant Vice
President
M. H. Hanley
Information Systems
and Technology Officer
J. C. Vredenbregt
Assistant Treasurer
Ziegler Financing
Corporation
S. C. O'Meara
President and General
Counsel
D. A. Wallestad
Vice President and
Treasurer
J. M. Annett
Vice President
M. O. Faragasso
Vice President
R. K. Price
Vice President
T. S. Ross
Vice President
J. R. Wyatt
Vice President
P. D. Ziegler
Vice President
J. R. Yovanovich
Corporate Secretary
J. C. Vredenbregt
Assistant Treasurer
Ziegler Thrift
Trading, Inc.
P. D. Ziegler
Chairman of the Board
D. P. Frank
President and Chief
Executive Officer
R. L. Kangrga
Vice President and
Assistant Secretary
M. W. Stefano
Vice President and
Treasurer
D. A. Wallestad
Vice President
J. R. Yovanovich
Corporate Secretary
J. C. Vredenbregt
Assistant Treasurer
WRR Environmental
Services Co., Inc.
J. L. Hager
President and Chief
Executive Officer
B. I. Heath
Senior Vice President
J. Y. Lee
Vice President -
Quality Control
D. M. Reali
Secretary - Treasurer
First Church Financing
Corporation
S. D. Rolfs
President
D. A. Wallestad
Secretary and
Treasurer
J. R. Yovanovich
Assistant Secretary
Ziegler Asset
Management, Inc.
P. D. Ziegler
Chairman of the Board
G. G. Maclay, Jr.
President and Chief
Executive Officer
M. J. Dion
Vice President -
Portfolio Manager and
Chief Investment
Officer
J. Ferrara, Jr.
Vice President -
Portfolio Manager and
Analyst
R. F. Patek
Vice President -
Portfolio Manager
D. R. Wyatt
Vice President -
Retirement Plans
W. E. Hansen
Vice President
D. L. Lauterbach
Vice President
T. P. Sancomb
Vice President
R. J. Tuszynski
Vice President
J. R. Wyatt
Vice President
R. D. Ziegler
Vice President
J. R. Yovanovich
Corporate Secretary
J. C. Vredenbregt
Treasurer
Ziegler Collateralized
Securities, Inc.
D. A. Wallestad
President
P. D. Ziegler
Vice President
J. R. Yovanovich
Corporate Secretary
J. C. Vredenbregt
Treasurer
GS2 Securities, Inc.
R. J. Glaisner
President and Chief
Executive Officer
R. A. Schilffarth
Executive Vice
President and
Secretary
H. M. Schnoll
Executive Vice
President and
Treasurer
D. I. Grande
Executive Vice
President
G. N. Bruck
Senior Vice President
and Chief Financial
Officer
M. B. Oster
Senior Vice President
Ziegler Capital
Company LLC
J. M. Annett
Chairman
D. A. Korey
Managing Director
E. M. Smith
Assistant Vice
President
T. S. Ross
Director of Research
DIVISION AND SUBSIDIARY OFFICES
B. C. Ziegler and Company
Corporate Headquarters
Ziegler Investment Division
215 North Main Street
West Bend, Wisconsin 53095-3348
(414) 334-5521
Investment Offices
Denver, Colorado
Orlando, Florida
Arlington Heights, Illinois
Rockford, Illinois
Springfield, Illinois
Indianapolis, Indiana
West Des Moines, Iowa
Minneapolis, Minnesota
St. Louis, Missouri
Portland, Oregon
Appleton, Wisconsin
Fond du Lac, Wisconsin
Fort Atkinson, Wisconsin
Green Bay, Wisconsin
Kenosha, Wisconsin
LaCrosse, Wisconsin
Madison, Wisconsin
Milwaukee, Wisconsin
Mequon, Wisconsin
Port Washington, Wisconsin
Sheboygan, Wisconsin
Wausau, Wisconsin
West Bend, Wisconsin
Insurance Office
West Bend, Wisconsin
Ziegler Securities Division
Division Headquarters
One South Wacker Drive
Suite 3080
Chicago, Illinois 60606-4617
(312) 263-0110
Division Offices
Walnut Creek, California
St. Petersburg, Florida
Indianapolis, Indiana
New York, New York
Washington, D.C.
Mequon, Wisconsin
Milwaukee, Wisconsin
West Bend, Wisconsin
GS2 Securities, Inc.
250 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
(414) 277-4400
Ziegler Asset Management, Inc.
215 North Main Street
West Bend, Wisconsin 53095-3348
(414) 334-5521
Fixed Income Division
250 East Wisconsin Avenue
Suite 1900
Milwaukee, Wisconsin 53202-4209
(414) 347-7300
Ziegler Capital Company LLC
1185 Avenue of the Americas
32nd Floor
New York, New York 10036
(212) 512-0450
Ziegler Financing Corporation
8100 Professional Place
Suite 312
Landover, Maryland 20785
(301) 918-9700
Ziegler Thrift Trading, Inc.
Corporate Headquarters
733 Marquette Avenue
Suite 106
Minneapolis, Minnesota 55402-2340
(612) 333-4206
Investment Offices
Minneapolis, Minnesota
St. Paul, Minnesota
Naperville, Illinois
Westchester, Illinois
Brookfield, Wisconsin
Ziegler Investment Services
670 McKnight Road North
Eastern Heights Bank Building
St. Paul, Minnesota 55119-4140
(612) 736-7974
WRR Environmental Services Co., Inc.
5200 State Road 93
Eau Claire, WI 54701-9808
(715) 834-9624
WRR Northwest Enterprises, Inc.
5100 State Road 93
Eau Claire, Wisconsin 54701
(715) 834-8426
Investor Information
Corporate Offices
215 North Main Street
West Bend, Wisconsin 53095-3348
Annual Meeting
The annual meeting of shareholders will be held at 10:00 a.m., April 20, 1998 at the West Bend Inn, 2520 West Washington Street, West Bend, Wisconsin.
Copies of the Form 10-K covering the fiscal year 1997 are available upon request. Form 10-K is the Company's annual report filed with the Securities and Exchange Commission, Washington, D.C. Shareholders wishing to receive a copy, please write to:
The Ziegler Companies, Inc.
Attention:  Janine R. Yovanovich
215 North Main Street
West Bend, Wisconsin 53095-3348
Market
The Ziegler Companies, Inc. common stock trades on the American Stock Exchange. The range of bid and asked quotations during 1997 and 1996 was as follows:

1997                       Bid       Asked      1996                Bid      Asked
1st Quarter          High  19-3/8    19-3/4     1st Quarter  High   19-3/4   20
                     Low   16-1/2    16-7/8                  Low    16-3/8   16-5/8
2nd Quarter          High  18-5/8    19-1/8     2nd Quarter  High   19-3/4   20-1/8
                     Low   17-3/4    18                      Low    18-1/4   19-1/4
3rd Quarter          High  23        23-3/8     3rd Quarter  High   18-1/4   19-1/4
                     Low   18-1/8    18-1/2                  Low    17-1/8   17-3/8
4th Quarter          High  23-1/4    23-1/2     4th Quarter  High   18-1/2   18-7/8
                     Low   20-3/4    21-1/4                  Low    17-1/8   17-1/2

Cash Dividends
Cash Dividends paid during 1997 and 1996 were as follows:

Per Share                                     1997           1996
January                                      $ .13          $ .13
  Extra cash dividend                          .30            .35
April                                          .13            .13
July                                           .13            .13
October                                        .13            .13
  Total                                      $ .82          $ .87

Holders of record on January 9, 1998, were paid a regular cash dividend of 13 cents per share plus an extra cash dividend of 30 cents per share on January 23, 1998.
Transfer Agent and Registrar
Firstar Trust Company
Corporate Trust Department
1555 North RiverCenter Drive, Suite 301
Milwaukee, Wisconsin 53212
Organization and Compensation Committee
John R. Green, Chairman
Stephen A. Roell
Frederick J. Wenzel
Audit Committee
John C. Frueh, Chairman
Peter R. Kellogg
Bernard C. Ziegler III
AMEX Symbol
ZCO